Notice to ASX/LSE 20 December 2021 Dominic Barton to succeed Simon Thompson as Chair The Board of Rio Tinto has selected Dominic Barton to succeed Simon Thompson as the company’s new Chair. Dominic will join the Board with effect from 4 April, 2022 and be appointed to the role of Chair at the conclusion of the Rio Tinto Limited annual general meeting on 5 May 2022. Simon Thompson will step down as a non-executive director of Rio Tinto and as Chair at that same time on 5 May 2022, having served as Chair for four years and as a non-executive director since 2014. A Ugandan-born Canadian, Dominic spent over 30 years at McKinsey & Company, including nine as the Global Managing Partner and six as Asia Chairman. Most recently, he has been Canada’s Ambassador to China since 2019. He brings a wealth of global business experince having advised clients in a range of industries, including banking, consumer goods, high tech and industrials, as well as a deep insight of geopolitics, corporate sustainability and governance. Dominic’s previous corporate governance work includes being Chair of Teck Resources, a non-executive director at Singtel Group and a non-executive director at Investor AB. He has held various public sector leadership positions, including Chair of Canada’s Advisory Council for Economic Growth and Chair of the International Advisory Committee to the President of South Korea on National Future and Vision. His business acumen and public sector insights position him to provide critical guidance and oversight to Rio Tinto’s leadership team during a pivotal time for the company. Dominic said “It is a great honour to succeed Simon as Chair of Rio Tinto. Returning to the private sector, I am excited to join a company with world-class people and assets as it navigates a shifting competitive landscape and seeks to emerge as a leader in the climate transition. I look forward to working with Jakob and the Board to implement a strategy that puts decarbonisation at the heart of the business and positions Rio Tinto to be a leader in addressing complex global problems, while building and sustaining trust with host communities.” Jakob Stausholm, Rio Tinto Chief Executive, said “I am delighted with the choice of Dominic, who I believe brings exactly the skills and experiences that we in Rio Tinto need. I am truly looking forward to working with Dominic in our effort to continue to strengthen Rio Tinto, in particular drawing on his wealth of experience across Asia in both a business and diplomatic capacity. I would like to thank Simon for his dedication to Rio Tinto and the support and counsel he has provided, and continues to provide, to me during a period of transformative change.” The search for the new Chair was jointly led by Sam Laidlaw, senior independent director of Rio Tinto plc, and Simon McKeon, senior independent director of Rio Tinto Limited. The process included discussions with a cross-section of the company’s shareholders in relation to the attributes, experience and skills they expected in the new Chair. These included proven experience of managing highly complex, cross-border relationships with multiple stakeholders; a strong track record of working in Asia and emerging markets; a commitment to the highest ESG standards; and a proven ability to lead a Board and act as a mentor to the Executive team. Sam Laidlaw said “The Board is delighted to have appointed such an outstanding individual and I know Dominic will lead the Rio Tinto Board with distinction. He has an impressive track-record, with extensive and broad business and diplomatic knowledge and a deep understanding of the link between business, governments and society. On behalf of the Board, I welcome him to Rio Tinto.”

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com